FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material Fact, dated November 5, 2004, regarding the completed procedures involved with the acquisition of Abbey National plc..

2	Material Fact, dated November 8, 2004, regarding the British Court's sanctioning of the Scheme of Arrangement of Abbey National plc..

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Item 1

MATERIAL FACT

Banco Santander announces that it has today received the consent of the Bank of Spain to the acquisition by Banco Santander of non-EU credit entities owned by Abbey. The Bank of Spain has also confirmed that it has no objection to the increase in Banco Santander’s share capital required for the acquisition, in relation to which Banco Santander has today made the necessary filings with the Comisión Nacional del Mercado de Valores (“CNMV”). As such, the conditions to Banco Santander's acquisition of Abbey relating to the consent of the Bank of Spain and filings with the CNMV have now been satisfied.

Madrid, November 5, 2004

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Item 2

MATERIAL FACT

Banco Santander Central Hispano, S.A. (“Banco Santander”) informs that, in accordance with the announcement made by Abbey National plc (“Abbey”) this afternoon, the Court has sanctioned the Scheme of Arrangement. The Scheme still remains conditional on the confirmation by the Court of the reduction of capital which forms part of the Scheme. This Second Court Hearing is scheduled for 11 November 2004.

It is expected that the Scheme will become effective on 12 November 2004.

Madrid, November 8, 2004

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: November 9, 2004	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President